SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

EXFO, INC.
(Name of Subject Company)

EXFO, INC.
11172239 Canada Inc.
G. Lamonde Investissements Financiers Inc.
9356-8988 Québec Inc.
Germain Lamonde
Philippe Morin

 (Name of Person(s) Filing Statement)

Subordinate Voting Shares without par value
(Title of Class of Securities)

302046107
(CUSIP Number of Class of Securities)

Benoit Ringuette	11172239 Canada Inc.
EXFO, Inc.	G. Lamonde Investissements Financiers Inc.
400 Godin Avenue	9356-8988 Québec Inc.
Québec City, Québec	400 Godin Avenue
G1M 2K2, CANADA	Québec City, Québec
+1 418 683 0211	G1M 2K2, CANADA
+1 418 683 0211

Germain Lamonde	Philippe Morin
400 Godin Avenue	2500 Alfred-Nobel Boulevard,
Québec City, Québec	Saint-Laurent, Québec
G1M 2K2, CANADA	H4S 0A9 CANADA
+1 418 683 0211	+1 514 856 2222

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

with Copies to:

Daniel P. Riley, Esq.	Christopher J. Cummings, Esq.
Choate, Hall & Stewart, LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
Two International Place	1285 Avenue of the Americas,
Boston, MA 02110	New York, NY 10019
+1 617 248 4754	+ 1 212 373 3000

Peter Villani	Steve Malas
Fasken Martineau DuMoulin LLP	Norton Rose Fulbright Canada LLP
800 Square Victoria, Suite 3500	1 Place Ville Marie, Suite 2500
Montréal, Québec	Montréal, Québec
H4Z 1E9, CANADA	H3B 1R1, CANADA
+1 514 397 7579	+1 514 847 4747

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$128,585,646.00	$14,028.69

*	Estimated solely for the purpose of calculating the amount of the filing fee. This amount is based upon the total of 21,430,941 subordinate voting shares at a price of $6.00 per share.

**	Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☐
Check box if any part of the fee is offset as provided by § 240.0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

INFORMATION REQUIRED BY SCHEDULE 13E-3

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by EXFO, Inc., a corporation existing under the laws of Canada (“EXFO”), and 11172239 Canada Inc. (“Purchaser”), G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (each, a “Filing Person,” and collectively, the “Filing Persons”) with respect to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among EXFO,  Purchaser and G. Lamonde Investissements Financiers Inc., dated as of June 7, 2021 (as amended by the Amending Agreement dated July 7, 2021 and the Second Amending Agreement dated July 12, 2021, the “Arrangement Agreement”) pursuant to which Purchaser will acquire all of the outstanding subordinate voting shares of EXFO (the “Subordinate Voting Shares”) not already owned, directly or indirectly, by  G. Lamonde Investissements Financiers Inc. 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (to the extent an agreement is reached between the Purchaser or any of its affiliates and Philippe Morin such that Philippe Morin will, effective upon closing of the transaction, become a shareholder of the Purchaser) for the per Subordinate Voting Share consideration of $6.00 and EXFO will become a wholly-owned subsidiary of Purchaser. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Company’s shareholders has been called for August 13, 2021 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular is being provided to EXFO’s shareholders pursuant to applicable Canadian law.

If the Arrangement Resolution is approved by not less than two-thirds of the votes cast by shareholders virtually present or represented by proxy at the Meeting, voting as a single class (each shareholder being entitled to one vote per Subordinate Voting Share and the holders of multiple voting shares being entitled to ten votes per multiple voting share), and a majority of the votes cast by the holders of Subordinate Voting Shares (other than Subordinate Voting Shares controlled by the Filing Persons) virtually present or represented by proxy at the Meeting, the transaction is expected to close on August 24, 2021.

The cross-references in this Transaction Statement show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Circular and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Circular.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Circular entitled “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) -- Name and Address.

The name of the subject company is EXFO, Inc.  The information set forth in the Circular under the caption “Information Concerning EXFO” is incorporated herein by reference.

(b) -- Securities.

The information set forth in the Circular under the caption “Information Concerning EXFO - Description of Share Capital” is incorporated herein by reference.

(c) -- Trading Market and Price.

The information set forth in the Circular under the caption “Information Concerning EXFO - Trading in Subordinate Voting Shares” is incorporated herein by reference.

(d) -- Dividends.

The information set forth in the Circular under the caption “Information Concerning EXFO - Dividend Policy” is incorporated herein by reference.

(e) -- Prior Public Offerings.

N/A.

(f) -- Prior Stock Purchases.

The information set forth in the Circular under the caption “Information Concerning EXFO - Previous Purchases and Sales” is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) -- Name and Address.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO”

“Information Concerning the Purchaser Parties”

“Information Concerning EXFO - Ownership of Securities”

“Information Concerning the Meeting and Voting - Principal Shareholders”

(b) -- Business and Background of Entities.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO”

“Information Concerning the Purchaser Parties”

(c) -- Business and Background of Natural Persons.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO”

“Information Concerning the Purchaser Parties”

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1) -- Material Terms: Tender Offers.

N/A.

(a)(2) -- Material Terms: Mergers or Similar Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Summary of the Arrangement”

“Arrangement Agreement”

“The Arrangement - Reasons for the Recommendation”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Payment of Consideration”

“The Arrangement - Sources of Funds for the Arrangement”

“Certain United States Federal Income Tax Considerations”

“Certain Canadian Federal Income Tax Considerations”

“The Arrangement - Shareholders’ Approval of the Arrangement”

“The Arrangement - Overview”

“Information Concerning the Meeting and Voting - Voting Shares”

“Summary - Notice to Shareholders in the United States”

“The Arrangement - Certain Effects of the Arrangement”

“The Arrangement - Accounting Treatment of the Arrangement”

(c) -- Different Terms.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Arrangement Agreement”

“The Arrangement - Certain Effects of the Arrangement”

“The Arrangement - Interests of Certain Persons in the Arrangement”

 (d) -- Appraisal Rights.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Dissent Rights”

“Certain Legal Matters - Minority Approval”

“Certain Canadian Federal Income Tax Considerations - Dissenting Resident Holders of Subordinate Voting Shares”

“Certain United States Federal Income Tax Considerations - Dissenting Non-Resident Holders”

“Dissenting Shareholders’ Rights”

“Appendix F - Section 190 of the Canada Business Corporations Act”

(e) -- Provisions for Unaffiliated Security Holders.

The information set forth in the Circular under the caption “Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f) -- Eligibility for Listing or Trading.

N/A.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) -- Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO - Previous Purchases and Sales”

“Information Concerning EXFO - Interest of Informed Persons in Material Transactions”

 (b) -- Significant Corporate Events.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Background of the Arrangement”

“Information Concerning EXFO - Material Changes in the Affairs of the Corporation”

“The Arrangement - Reasons for the Recommendation”

“The Arrangement - Certain Effects of the Arrangement”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Interests of Certain Persons in the Arrangement”

“Information Concerning EXFO - Previous Distributions”

“Arrangement Agreement”

“Appendix B - Plan of Arrangement”

 (c) -- Negotiations or Contacts.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Background of the Arrangement”

“The Arrangement - D&O Support and Voting Agreements”

“The Arrangement - Certain Effects of the Arrangement”

“The Arrangement - Interests of Certain Persons in the Arrangement”

“Arrangement Agreement”

“Appendix B - Plan of Arrangement”

(e) -- Agreements Involving the Subject Company’s Securities.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Summary of the Arrangement”

“Summary - Support and Voting Agreements”

“Summary - Arrangement Agreement”

“Information Concerning EXFO - Commitments to Acquire Securities of EXFO”

“The Arrangement - Background of the Arrangement”

“The Arrangement - D&O Support and Voting Agreements”

“The Arrangement - Sources of Funds for the Arrangement“

“The Arrangement - Interests of Certain Persons in the Arrangement”

“The Arrangement - Holdings in Shares, Options, RSUs, PSUs and DSUs”

“The Arrangement - Intentions of Directors and Executive Officers”

“The Arrangement - Arrangements between EXFO and Security Holders”

“Arrangement Agreement”

“Appendix B - Plan of Arrangement”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) -- Use of Securities Acquired.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Implementation of the Arrangement”

“Information Concerning EXFO - Certain Effects of the Arrangement”

“Information Concerning EXFO - Ownership of Securities - Situation following the completion of the Arrangement”

(c)(1)-(8)-- Plans.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO - Certain Effects of the Arrangement”

“Information Concerning EXFO - Material Changes in the Affairs of the Corporation”

“The Arrangement - Arrangements between EXFO and Security Holders”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) -- Purposes.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Special Committee”

“Summary - Recommendation of the Board”

“Summary - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Recommendation of the Special Committee”

“The Arrangement - Recommendation of the Board”

“The Arrangement - Reasons for the Recommendation”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

(b) -- Alternatives.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Special Committee”

“Summary - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Background of the Arrangement”

“The Arrangement - Recommendation of the Special Committee”

“The Arrangement - Reasons for the Recommendation - Constraints on the Board’s Ability to Pursue Alternative Transactions”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

(c) -- Reasons.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Special Committee”

“Summary - Recommendation of the Board”

“Summary - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Recommendation of the Special Committee”

“The Arrangement - Recommendation of the Board”

“The Arrangement - Reasons for the Recommendation”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

(d) -- Effects.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Implementation of the Arrangement Agreement”

“Information Concerning EXFO - Ownership of Securities - Situation following the completion of the Arrangement”

“The Arrangement - Implementation of the Arrangement Agreement”

“The Arrangement - Certain Effects of the Arrangement”

“Certain United States Federal Income Tax Considerations”

“Certain Canadian Federal Income Tax Considerations”

“Arrangement Agreement”

“Appendix B - Plan of Arrangement”

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) -- Fairness; Factors Considered in Determining Fairness.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Special Committee”

“Summary - Recommendation of the Board”

“Summary - Position of the Purchaser Parties as to the Fairness of the Arrangement”

“Summary - Fairness of the Arrangement”

“Summary - Formal Valuation and Fairness Opinion”

“The Arrangement - Background of the Arrangement”

“The Arrangement - Recommendation of the Special Committee”

“The Arrangement - Recommendation of the Board”

“The Arrangement - Position of the Purchaser Parties as to the Fairness of the Arrangement”

“The Arrangement - Formal Valuation and Fairness Opinion”

“Appendix C - Formal Valuation and Fairness Opinion”

(c) -- Approval of Security Holders.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Regulation 61-101 Requirements”

“The Arrangement - Shareholders’ Approval of the Arrangement”

(d) -- Unaffiliated Representative.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Background to the Arrangement”

“The Arrangement - Reasons for the Recommendation”

“The Arrangement - Formal Valuation and Fairness Opinion”

“Appendix C - Formal Valuation and Fairness Opinion”

(e) -- Approval of Directors.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Board”

“Summary - Support and Voting Agreements”

“The Arrangement - Background to the Arrangement”

“The Arrangements - Recommendation of the Board”

“The Arrangement - D&O Support and Voting Agreements”

“The Arrangement - Intentions of Directors and Executive Officers”

(f) -- Other Offers.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Fairness of the Arrangement”

“The Arrangement - Background of the Arrangement”

“The Arrangement - Reasons for the Recommendation”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) -- Report, Opinion or Appraisal.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Formal Valuation and Fairness Opinion”

“The Arrangement - Background of the Arrangement”

“The Arrangement - Formal Valuation and Fairness Opinion”

“Appendix C - Formal Valuation and Fairness Opinion”

(b) -- Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Formal Valuation and Fairness Opinion”

“Appendix C - Formal Valuation and Fairness Opinion”

(c) -- Availability of Documents.

The information set forth in the Circular under the caption “Information Concerning EXFO - Additional Information” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) -- Source of Funds; Conditions

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Sources of Funds for the Arrangement”

“Arrangement Agreement - Financing”

(c) -- Expenses.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Formal Valuation and Fairness Opinion - Mandate and Professional Fees”

“The Arrangement - Expenses of the Arrangement”

(d) -- Borrowed Funds.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Sources of Funds for the Arrangement”

“Arrangement Agreement - Financing”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) -- Securities Ownership.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting - Principal Shareholders”

“Information Concerning EXFO - Ownership of Securities”

(b) -- Securities Transactions.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO - Previous Purchases and Sales”

“Information Concerning EXFO - Previous Distributions”

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d) -- Intent to Tender or Vote in a Going-Private Transaction.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Support and Voting Agreements”

“The Arrangement - D&O Support and Voting Agreements”

“The Arrangement - Intentions of the Directors and Executive Officers”

(e) -- Recommendations of Others.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary - Recommendation of the Special Committee”

“Summary - Recommendation of the Board”

“Summary - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“Summary - Position of the Purchaser Parties as to the Fairness of the Arrangement”

“The Arrangement - Recommendation of the Special Committee”

“The Arrangement - Recommendation of the Board”

“The Arrangement - The Purchaser Parties’ Purpose and Reasons for the Arrangement”

“The Arrangement - Position of the Purchaser Parties as to the Fairness of the Arrangement”

“The Arrangement - Interests of Certain Persons in the Arrangement”

ITEM 13. FINANCIAL INFORMATION.

(a) -- Financial Information.

The financial statements set forth in EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2020, beginning on page F-2 of such Annual Report on Form 20-F, are incorporated by reference herein.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning EXFO - Net Book Value”

“Information Concerning EXFO - Additional Information”

(b) -- Pro Forma Information.

N/A.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) -- Solicitations or Recommendations.

The information set forth in the Circular under the caption “Information Concerning the Meeting and Voting - Solicitation of Proxies” is incorporated herein by reference.

(b) -- Employees and Corporate Assets.
The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement - Interests of Certain Persons in the Arrangement”

“Information Concerning the Purchaser Parties”

ITEM 15. ADDITIONAL INFORMATION.

(b) -- Golden Parachute Compensation.

N/A.

(c) -- Other Material Information.

The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(2)(i)	Management Information Circular of EXFO, dated July 2, 2021.

(a)(2)(ii)	Form of Proxy.

(a)(2)(iii)	Letter of Transmittal.

(a)(2)(iv)	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(2)(v)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

(a)(2)(vi)	Press Release, dated June 7, 2021 (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 7, 2021).

(b)(i)*	Commitment Letter, dated June 4, 2021, by and between National Bank of Canada and 11172239 Canada Inc.

(b)(ii)*	Translation of the Commitment Letter, dated June 4, 2021, by and between Investissement Québec and 11172239 Canada Inc..

(c)	Formal Valuation and Fairness Opinion of TD Securities Inc., dated June 6, 2021 (incorporated by reference to Appendix C of the Circular).

(d)(1)
Arrangement Agreement, dated June 7, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on June 10, 2021).

(d)(2)
Amending Agreement, dated July 6, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc. (incorporated by reference to EXFO’s report on Form 6-K submitted to the SEC on July 7, 2021).

(d)(3)	Second Amending Agreement, dated July 12, 2021, between EXFO, Inc., 11172239 Canada Inc. and G. Lamonde Investissements Financiers Inc.

(d)(4)	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(e)(i)	Support and Voting Agreement, dated June 7, 2021, between Germain Lamonde and EXFO, Inc.

(e)(ii)	Support and Voting Agreement, dated June 7, 2021, between Philippe Morin and 11172239 Canada Inc.

(e)(iii)	Support and Voting Agreement, dated June 7, 2021, between 9356-8988 Québec Inc. and EXFO, Inc.

(e)(iv)	Support and Voting Agreement, dated June 7, 2021, between G.Lamonde Investissements Financiers Inc. and EXFO, Inc.

(e)(v)	Support and Voting Agreement, dated June 7, 2021, between François Côté and 11172239 Canada Inc.

(e)(vi)	Support and Voting Agreement, dated June 7, 2021, between Claude Séguin and 11172239 Canada Inc.

(e)(vii)	Support and Voting Agreement, dated June 7, 2021, between Benoît Ringuette and 11172239 Canada Inc.

(e)(viii)	Support and Voting Agreement, dated June 7, 2021, between Pierre Plamondon and 11172239 Canada Inc.

(e)(xi)
Trust Agreement, dated July 6, 2000, between Germain Lamonde, GEXFO Investissements Technologiques Inc., G. Lamonde Investissements Financiers Inc., Fiducie Germain Lamonde, EXFO Electro-Optical Engineering Inc., and CIBC Mellon Trust Company.

(f)	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix F of the Circular).

(g)	Voting Instruction Form, dated July 10, 2021, provided in connection with the special meeting of shareholders of EXFO Inc.

(h)	Certain Canadian Federal Income Tax Consideration (incorporated herein by reference to Appendix B of the Circular).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

EXFO, Inc.

By:	/s/ Benoît Ringuette
	Name:	Benoît Ringuette
	Title:	General Counsel and Corporate Secretary

Dated: July 15, 2021

11172239 CANADA INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

Dated: July 15, 2021

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

Dated: July 15, 2021

[Signature Page to 13E-3 Transaction Statement]

9356-8988 QUÉBEC INC.

By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President

Dated: July 15, 2021

GERMAIN LAMONDE

/s/ Germain Lamonde

Dated: July 15, 2021

PHILIPPE MORIN

/s/ Philippe Morin

Dated: July 15, 2021